Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

GE STOCK FUND UNITS CREDITED TO YOUR

RSP ACCOUNT AS OF OCTOBER 6, 2015

ELECTION FORM

GE RETIREMENT SAVINGS PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you would like to participate in the exchange offer through the RSP, on the terms and conditions described in the attached Notice, Profile and Prospectus, please be aware of the following deadlines.

•	Exchange elections must be properly completed and received by 4:00pm Eastern time on November 11, 2015.

•	You may change a prior exchange election by properly completing and submitting a new exchange election that is received by 4:00pm Eastern time on November 11, 2015.

•	After that deadline, you may completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

TO EXCHANGE YOUR GE STOCK FUND UNITS

Exchange elections, changes and withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you choose make your election online or by phone, you will need your Account Code (Account Code is the 9 digit code above) and Control Number located in the upper section on this letter.

This form reflects the GE Stock Fund Units credited to your account as of October 6, 2015. To find out the number of GE Stock Fund Units credited to your RSP account as of any particular day, go to: OneHR.ge.com > Retirement (or RSP) > My GE RSP > GE RSP > Summary tab > Holdings or call the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777).

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER

ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below:

by 4:00pm Eastern time on November 11, 2015

I hereby elect that Fidelity Management Trust Company, the RSP Trustee, exchange the following percentage of my GE Stock Fund Units for Synchrony Stock Fund Units. My GE Stock Fund Units for this purpose are those held in my RSP account as of the opening of regular trading on the New York Stock Exchange on November 12, 2015.

☐

Mark this box to elect to make an election with respect to the following percentage of your GE Stock Fund Units.

Please fill in the percentage of your GE Stock Fund Units for which you would like to make an election in the box to the right.

By completing this percentage, I acknowledge that I have reviewed the Prospectus, Notice and Profile and am making the decision to participate in the exchange offer regarding my GE Stock Fund Units in the RSP, subject to the terms and conditions described in the those materials, without any recommendation by the Company, Synchrony or the RSP fiduciaries. I acknowledge that the terms and conditions of the exchange offer for RSP participants, including the election process, blackout period and limited duration unitized Synchrony Stock Fund, are different than those for registered shareholders.

SIGNATURE REQUIRED. Signature of Plan Participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

GE STOCK FUND UNITS CREDITED TO YOUR

ITI PLAN ACCOUNT AS OF OCTOBER 6, 2015:

ELECTION FORM

ITI 401(K) PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you would like to participate in the exchange offer through the ITI 401(k) Plan (“ITI Plan”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following deadlines:

•	Exchange elections must be properly completed and received by 4:00pm Eastern time on November 11, 2015.

•	You may change a prior exchange election by properly completing and submitting a new exchange election that is received by 4:00pm Eastern time on November 11, 2015.

•	After that deadline, you may completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

TO EXCHANGE YOUR GE STOCK FUND UNITS

Exchange elections, changes and withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you choose make your election online or by phone, you will need your Account Code (Account Code is the 9 digit code above) and Control Number located in the upper section on this letter.

To find out the number of GE Stock Fund Units credited to your ITI Plan account as of any particular day, go to the ITI Plan website at https://www.planservices.com/rplink or call the ITI Plan Information Line at 1-877-496-4641.

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER

ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below:

by 4:00pm Eastern time on November 11, 2015

I hereby elect that Ascensus Trust Company, the ITI Plan Trustee, to exchange the following percentage of my GE Stock Fund Units for Synchrony Stock Fund Units. My GE Stock Fund Units for this purpose are those held in my ITI Plan account as of the opening of regular trading on the New York Stock Exchange on November 10, 2015.

☐

Mark this box to elect to make an election with respect to the following percentage of your GE Stock Fund Units.

Please fill in the percentage of your GE Stock Fund Units for which you would like to make an election in the box to the right.

By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice and am making the decision to participate in the exchange offer regarding my GE Stock Fund Units in the ITI Plan, subject to the terms and conditions described in the those materials, without any recommendation by the Company, Synchrony or the ITI Plan fiduciaries. I acknowledge that the terms and conditions of the exchange offer for ITI Plan participants, including the election process, blackout period and limited duration unitized Synchrony Stock Fund, are different than those for registered shareholders.

SIGNATURE REQUIRED. Signature of Plan Participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

GE STOCK FUND UNITS CREDITED TO YOUR

ELANO PLAN ACCOUNT AS OF OCTOBER 6,

2015:

ELECTION FORM

ELANO PROFIT SHARING PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you would like to participate in the exchange offer through the Elano Profit Sharing Plan (“Elano Plan”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following deadlines:

•	Exchange elections must be properly completed and received by 4:00pm Eastern time on November 11, 2015.

•	You may change a prior exchange election by properly completing and submitting a new exchange election that is received by 4:00pm Eastern time on November 11, 2015.

•	After that deadline, you may completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

TO EXCHANGE YOUR GE STOCK FUND UNITS

Exchange elections, changes and withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you choose make your election online or by phone, you will need your Account Code (Account Code is the 9 digit code above) and Control Number located in the upper section on this letter.

To find out the number of GE Stock Fund Units credited to your Elano Plan account as of any particular day, go to the Elano Plan website at https://www.planservices.com/rplink or call the Elano Plan Information Line at 1-800-356-1068.

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER

ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below:

by 4:00pm Eastern time on November 11, 2015

I hereby elect that Ascensus Trust Company, the Elano Plan Trustee, to exchange the following percentage of my GE Stock Fund Units for Synchrony Stock Fund Units. My GE Stock Fund Units for this purpose are those held in my Elano Plan account as of the opening of regular trading on the New York Stock Exchange on November 10, 2015.

☐

Mark this box to elect to make an election with respect to the following percentage of your GE Stock Fund Units.

Please fill in the percentage of your GE Stock Fund Units for which you would like to make an election in the box to the right.

By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice and am making the decision to participate in the exchange offer regarding my GE Stock Fund Units in the Elano Plan, subject to the terms and conditions described in the those materials, without any recommendation by the Company, Synchrony or the Elano Plan fiduciaries. I acknowledge that the terms and conditions of the exchange offer for Elano Plan participants, including the election process, blackout period and limited duration unitized Synchrony Stock Fund, are different than those for registered shareholders.

SIGNATURE REQUIRED. Signature of Plan Participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

    GE STOCK FUND UNITS CREDITED TO

    YOUR MIDDLE RIVER SALARIED PLAN

    ACCOUNT AS OF OCTOBER 6, 2015:

ELECTION FORM

MIDDLE RIVER AIRCRAFT SYSTEMS SALARIED SAVINGS PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you would like to participate in the exchange offer through the Middle River Aircraft Systems Salaried Savings Plan (“Middle River Salaried Plan”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following deadlines:

•	Exchange elections must be properly completed and received by 4:00pm Eastern time on November 11, 2015.

•	You may change a prior exchange election by properly completing and submitting a new exchange election that is received by 4:00pm Eastern time on November 11, 2015.

•	After that deadline, you may completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

TO EXCHANGE YOUR GE STOCK FUND UNITS

Exchange elections, changes and withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you choose make your election online or by phone, you will need your Account Code (Account Code is the 9 digit code above) and Control Number located in the upper section on this letter.

To find out the number of GE Stock Fund Units credited to your Middle River Salaried Plan account as of any particular day, go to the Middle River Salaried Plan website at https://www.planservices.com/rplink or call the Middle River Salaried Plan Information Line at 1-888-706-9886.

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER

ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below:

by 4:00pm Eastern time on November 11, 2015

I hereby elect that Ascensus Trust Company, the Middle River Salaried Plan Trustee, to exchange the following percentage of my GE Stock Fund Units for Synchrony Stock Fund Units. My GE Stock Fund Units for this purpose are those held in my Middle River Salaried Plan account as of the opening of regular trading on the New York Stock Exchange on November 10, 2015.

☐

Mark this box to elect to make an election with respect to the following percentage of your GE Stock Fund Units.

Please fill in the percentage of your GE Stock Fund Units for which you would like to make an election in the box to the right.

By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice and am making the decision to participate in the exchange offer regarding my GE Stock Fund Units in the Middle River Salaried Plan, subject to the terms and conditions described in the those materials, without any recommendation by the Company, Synchrony or the Middle River Salaried Plan fiduciaries. I acknowledge that the terms and conditions of the exchange offer for Middle River Salaried Plan participants, including the election process, blackout period and limited duration unitized Synchrony Stock Fund, are different than those for registered shareholders.

SIGNATURE REQUIRED. Signature of Plan Participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

GE STOCK FUND UNITS CREDITED TO

YOUR MIDDLE RIVER HOURLY PLAN

ACCOUNT AS OF OCTOBER 6, 2015:

ELECTION FORM

MIDDLE RIVER AIRCRAFT SYSTEMS HOURLY SAVINGS PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you would like to participate in the exchange offer through the Middle River Aircraft Systems Hourly Savings Plan (“Middle River Hourly Plan”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following deadlines:

•	Exchange elections must be properly completed and received by 4:00pm Eastern time on November 11, 2015.

•	You may change a prior exchange election by properly completing and submitting a new exchange election that is received by 4:00pm Eastern time on November 11, 2015.

•	After that deadline, you may completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

TO EXCHANGE YOUR GE STOCK FUND UNITS

Exchange elections, changes and withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you choose make your election online or by phone, you will need your Account Code (Account Code is the 9 digit code above) and Control Number located in the upper section on this letter.

To find out the number of GE Stock Fund Units credited to your Middle River Hourly Plan account as of any particular day, go to the Middle River Hourly Plan website at https://www.planservices.com/rplink or call the Middle River Hourly Plan Information Line at 1-888-706-9886.

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER

ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below:

by 4:00pm Eastern time on November 11, 2015

I hereby elect that Ascensus Trust Company, the Middle River Hourly Plan Trustee, to exchange the following percentage of my GE Stock Fund Units for Synchrony Stock Fund Units. My GE Stock Fund Units for this purpose are those held in my Middle River Hourly Plan account as of the opening of regular trading on the New York Stock Exchange on November 10, 2015.

☐

Mark this box to elect to make an election with respect to the following percentage of your GE Stock Fund Units.

Please fill in the percentage of your GE Stock Fund Units for which you would like to make an election in the box to the right.

By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice and am making the decision to participate in the exchange offer regarding my GE Stock Fund Units in the Middle River Hourly Plan, subject to the terms and conditions described in the those materials, without any recommendation by the Company, Synchrony or the Middle River Hourly Plan fiduciaries. I acknowledge that the terms and conditions of the exchange offer for Middle River Hourly Plan participants, including the election process, blackout period and limited duration unitized Synchrony Stock Fund, are different than those for registered shareholders.

SIGNATURE REQUIRED. Signature of Plan Participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

GE STOCK FUND UNITS CREDITED TO YOUR

AMP ACCOUNT AS OF OCTOBER 6, 2015:

ELECTION FORM

ASSET MANAGEMENT PLAN FOR AFFILIATED GE COMPANIES

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you would like to participate in the exchange offer through the Asset Management Plan for Affiliated GE Companies (“AMP”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following deadlines:

•	Exchange elections must be properly completed and received by 4:00pm Eastern time on November 11, 2015.

•	You may change a prior exchange election by properly completing and submitting a new exchange election that is received by 4:00pm Eastern time on November 11, 2015.

•	After that deadline, you may completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

TO EXCHANGE YOUR GE STOCK FUND UNITS

Exchange elections, changes and withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you choose make your election online or by phone, you will need your Account Code (Account Code is the 9 digit code above) and Control Number located in the upper section on this letter.

To find out the number of GE Stock Fund Units credited to your AMP account as of any particular day, go to the AMP website at https://www.planservices.com/rplink or call the AMP Information Line at 1-888-346-4712.

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER

ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below:

by 4:00pm Eastern time on November 11, 2015

I hereby elect that Ascensus Trust Company, the AMP Trustee to exchange the following percentage of my GE Stock Fund Units for Synchrony Stock Fund Units. My GE Stock Fund Units for this purpose are those held in my AMP account as of the opening of regular trading on the New York Stock Exchange on November 10, 2015.

☐

Mark this box to elect to make an election with respect to the following percentage of your GE Stock Fund Units.

Please fill in the percentage of your GE Stock Fund Units for which you would like to make an election in the box to the right.

By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice and am making the decision to participate in the exchange offer regarding my GE Stock Fund Units in the AMP, subject to the terms and conditions described in the those materials, without any recommendation by the Company, Synchrony or the AMP fiduciaries. I acknowledge that the terms and conditions of the exchange offer for AMP participants, including the election process, blackout period and limited duration unitized Synchrony Stock Fund, are different than those for registered shareholders.

SIGNATURE REQUIRED. Signature of Plan Participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

GE STOCK FUND UNITS CREDITED TO YOUR

AMX ACCOUNT AS OF OCTOBER 6, 2015:

ELECTION FORM

GE ASSET MAINTENANCE PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you would like to participate in the exchange offer through the GE Asset Maintenance Plan (“AMX”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following deadlines:

•	Exchange elections must be properly completed and received by 4:00pm Eastern time on November 11, 2015.

•	You may change a prior exchange election by properly completing and submitting a new exchange election that is received by 4:00pm Eastern time on November 11, 2015.

•	After that deadline, you may completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

TO EXCHANGE YOUR GE STOCK FUND UNITS

Exchange elections, changes and withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you choose make your election online or by phone, you will need your Account Code (Account Code is the 9 digit code above) and Control Number located in the upper section on this letter.

To find out the number of GE Stock Fund Units credited to your AMX account as of any particular day, go to the AMX website at https://www.planservices.com/rplink or call the AMX Information Line at 1-800-318-4692.

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER

ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below:

by 4:00pm Eastern time on November 11, 2015

I hereby elect that Ascensus Trust Company, the AMX Trustee, to exchange the following percentage of my GE Stock Fund Units for Synchrony Stock Fund Units. My GE Stock Fund Units for this purpose are those held in my AMX account as of the opening of regular trading on the New York Stock Exchange on November 10, 2015.

☐

Mark this box to elect to make an election with respect to the following percentage of your GE Stock Fund Units.

Please fill in the percentage of your GE Stock Fund Units for which you would like to make an election in the box to the right.

By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice and am making the decision to participate in the exchange offer regarding my GE Stock Fund Units in the AMX, subject to the terms and conditions described in the those materials, without any recommendation by the Company, Synchrony or the AMX fiduciaries. I acknowledge that the terms and conditions of the exchange offer for AMX participants, including the election process, blackout period and limited duration unitized Synchrony Stock Fund, are different than those for registered shareholders.

SIGNATURE REQUIRED. Signature of Plan Participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

GE STOCK FUND UNITS CREDITED TO YOUR

REVSOP ACCOUNT AS OF OCTOBER 6, 2015:

ELECTION FORM

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you would like to participate in the exchange offer through the Roper Employee Voluntary Stock Ownership Plan (“REVSOP”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following deadlines:

•	Exchange elections must be properly completed and received by 4:00pm Eastern time on November 11, 2015.

•	You may change a prior exchange election by properly completing and submitting a new exchange election that is received by 4:00pm Eastern time on November 11, 2015.

•	After that deadline, you may completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

TO EXCHANGE YOUR GE STOCK FUND UNITS

Exchange elections, changes and withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you choose make your election online or by phone, you will need your Account Code (Account Code is the 9 digit code above) and Control Number located in the upper section on this letter.

To find out the number of GE Stock Fund Units credited to your REVSOP account as of any particular day, go to the REVSOP website at https://www.planservices.com/rplink or call the REVSOP Information Line at 1-800-356-1066.

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER

ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below:

by 4:00pm Eastern time on November 11, 2015

I hereby elect that Ascensus Trust Company, the REVSOP Trustee, to exchange the following percentage of my GE Stock Fund Units for Synchrony Stock Fund Units. My GE Stock Fund Units for this purpose are those held in my REVSOP account as of the opening of regular trading on the New York Stock Exchange on November 10, 2015.

☐

Mark this box to elect to make an election with respect to the following percentage of your GE Stock Fund Units.

Please fill in the percentage of your GE Stock Fund Units for which you would like to make an election in the box to the right.

By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice and am making the decision to participate in the exchange offer regarding my GE Stock Fund Units in the REVSOP, subject to the terms and conditions described in the those materials, without any recommendation by the Company, Synchrony or the REVSOP fiduciaries. I acknowledge that the terms and conditions of the exchange offer for REVSOP participants, including the election process, blackout period and limited duration unitized Synchrony Stock Fund, are different than those for registered shareholders.

SIGNATURE REQUIRED. Signature of Plan Participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

GE STOCK FUND UNITS CREDITED TO YOUR

ASI PLAN ACCOUNT AS OF OCTOBER 6, 2015:

ELECTION FORM

ADVANCED SERVICES, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you would like to participate in the exchange offer through the Advanced Services, Inc. Employee Savings and Retirement Plan (“ASI Plan”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following deadlines:

•	Exchange elections must be properly completed and received by 4:00pm Eastern time on November 11, 2015.

•	You may change a prior exchange election by properly completing and submitting a new exchange election that is received by 4:00pm Eastern time on November 11, 2015.

•	After that deadline, you may completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

TO EXCHANGE YOUR GE STOCK FUND UNITS

Exchange elections, changes and withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you choose make your election online or by phone, you will need your Account Code (Account Code is the 9 digit code above) and Control Number located in the upper section on this letter.

To find out the number of GE Stock Fund Units credited to your ASI Plan account as of any particular day, go to the ASI Plan website at https://www.planservices.com/rplink or call the ASI Plan Information Line at 1-877-496-4641.

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER

ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below:

by 4:00pm Eastern time on November 11, 2015

I hereby elect that Ascensus Trust Company, the ASI Plan Trustee, to exchange the following percentage of my GE Stock Fund Units for Synchrony Stock Fund Units. My GE Stock Fund Units for this purpose are those held in my ASI Plan account as of the opening of regular trading on the New York Stock Exchange on November 10, 2015.

☐

Mark this box to elect to make an election with respect to the following percentage of your GE Stock Fund Units.

Please fill in the percentage of your GE Stock Fund Units for which you would like to make an election in the box to the right.

By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice and am making the decision to participate in the exchange offer regarding my GE Stock Fund Units in the ASI Plan, subject to the terms and conditions described in the those materials, without any recommendation by the Company, Synchrony or the ASI Plan fiduciaries. I acknowledge that the terms and conditions of the exchange offer for ASI Plan participants, including the election process, blackout period and limited duration unitized Synchrony Stock Fund, are different than those for registered shareholders.

SIGNATURE REQUIRED. Signature of Plan Participant

[Name]

[Address]

[Address]

[City State Zip]

ELECTION FORM

GE PUERTO RICO SAVINGS PLAN FOR SALARIED EMPLOYEES

OFFER TO EXCHANGE GE STOCK FUND SHARES FOR SYNCHRONY STOCK FUND SHARES

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you would like to participate in the exchange offer through the GE Puerto Rico Savings Plan for Salaried Employees, on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following deadlines:

•       Exchange elections must be properly completed and received by 12:00pm Atlantic Standard time on November 10, 2015.

•       You may change a prior exchange election by properly completing and submitting a new exchange election that is received by 12:00pm Atlantic Standard time on November 10, 2015.

•       After that deadline, you may completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Atlantic Standard time on November 13, 2015.

GE Stock Fund Shares credited to your Plan account as of October 6, 2015:

[SHARES]

To find out the number of GE Stock Fund Shares credited to your Plan account as of any particular day, go to: www.BPAS.com and login to your retirement account or call the BPAS Customer Service Line at 1-866-401-5272 (press option #3 twice to speak with a representative).

Exchange elections, changes and withdrawals may be submitted to your Human Resources Manager.

If you wish to take action, please do so as far in advance of any deadline as possible..

ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100% on the line below):

by 12:00pm Atlantic Standard time on November 10, 2015

I hereby elect that UBS Trust Company of Puerto Rico, the Plan Trustee, exchange     % of my GE Stock Fund Shares for Synchrony Stock Fund Shares. My GE Stock Fund Shares for this purpose are those held in my Plan account as of the opening of regular trading on the New York Stock Exchange on November 12, 2015.

By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice and am making the decision to participate in the exchange offer regarding my GE Stock Fund Shares in the Plan, subject to the terms and conditions described in the those materials, without any recommendation by the Company, Synchrony or the Plan fiduciaries. I acknowledge that the terms and conditions of the exchange offer for Plan participants, including the election process, blackout period and limited duration Synchrony Stock Fund, are different than those for registered shareholders.

Name (print)

Date:
Signature

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

WITHDRAWAL FORM

GE RETIREMENT SAVINGS PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you elected to participate in the exchange offer through the RSP, on the terms and conditions described in the attached Notice, Profile and Prospectus, please be aware of the following:

•	After the deadline for submitting any changes to your election has passed (4:00pm Eastern time on November 11, 2015), you may still completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

Withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

WITHDRAWAL OF ELECTION (check the box):

after 4:00 pm Eastern time on November 11, 2015 and by 4:00pm Eastern time on November 13, 2015:

☐	I hereby elect that Fidelity Management Trust Company, the RSP Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my GE Stock Fund Units. I will not participate in the exchange offer through the RSP and my RSP account will not be credited with any Synchrony Stock Fund Units in connection with the exchange offer.

Signature of RSP participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

WITHDRAWAL FORM

ITI 401(K) PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you elected to participate in the exchange offer through the ITI 401(k) Plan (“ITI Plan”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following:

•	After the deadline for submitting any changes to your election has passed (4:00pm Eastern time on November 11, 2015), you may still completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

Withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

WITHDRAWAL OF ELECTION (check the box):

after 4:00 pm Eastern time on November 11, 2015 and by 4:00pm Eastern time on November 13, 2015:

☐	I hereby elect that Ascensus Trust Company, the ITI Plan Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my GE Stock Fund Units. I will not participate in the exchange offer through the ITI Plan and my ITI Plan account will not be credited with any Synchrony Stock Fund Units in connection with the exchange offer.

Signature of RSP participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

WITHDRAWAL FORM

ELANO PROFIT SHARING PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you elected to participate in the exchange offer through the Elano Profit Sharing Plan (“Elano Plan”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following:

•	After the deadline for submitting any changes to your election has passed (4:00pm Eastern time on November 11, 2015), you may still completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

Withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

WITHDRAWAL OF ELECTION (check the box):

after 4:00 pm Eastern time on November 11, 2015 and by 4:00pm Eastern time on November 13, 2015:

☐	I hereby elect that Ascensus Trust Company, the Elano Plan Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my GE Stock Fund Units. I will not participate in the exchange offer through the Elano Plan and my Elano Plan account will not be credited with any Synchrony Stock Fund Units in connection with the exchange offer.

Signature of RSP participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

WITHDRAWAL FORM

MIDDLE RIVER AIRCRAFT SYSTEMS SALARIED SAVINGS PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you elected to participate in the exchange offer through the Middle River Aircraft Systems Salaried Savings Plan (“Middle River Salaried Plan”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following:

•	After the deadline for submitting any changes to your election has passed (4:00pm Eastern time on November 11, 2015), you may still completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

Withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

WITHDRAWAL OF ELECTION (check the box):

after 4:00 pm Eastern time on November 11, 2015 and by 4:00pm Eastern time on November 13, 2015:

☐	I hereby elect that Ascensus Trust Company, the Middle River Salaried Plan Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my GE Stock Fund Units. I will not participate in the exchange offer through the Middle River Salaried Plan and my Middle River Salaried Plan account will not be credited with any Synchrony Stock Fund Units in connection with the exchange offer.

Signature of RSP participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

WITHDRAWAL FORM

MIDDLE RIVER AIRCRAFT SYSTEMS HOURLY SAVINGS PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you elected to participate in the exchange offer through the Middle River Aircraft Systems Hourly Savings Plan (“Middle River Hourly Plan”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following:

•	After the deadline for submitting any changes to your election has passed (4:00pm Eastern time on November 11, 2015), you may still completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

Withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

WITHDRAWAL OF ELECTION (check the box):

after 4:00 pm Eastern time on November 11, 2015 and by 4:00pm Eastern time on November 13, 2015:

☐	I hereby elect that Ascensus Trust Company, the Middle River Hourly Plan Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my GE Stock Fund Units. I will not participate in the exchange offer through the Middle River Hourly Plan and my Middle River Hourly Plan account will not be credited with any Synchrony Stock Fund Units in connection with the exchange offer.

Signature of RSP participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

WITHDRAWAL FORM

ASSET MANAGEMENT PLAN FOR AFFILIATED GE COMPANIES

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you elected to participate in the exchange offer through the Asset Management Plan for Affiliated GE Companies (“AMP”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following:

•	After the deadline for submitting any changes to your election has passed (4:00pm Eastern time on November 11, 2015), you may still completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

Withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

WITHDRAWAL OF ELECTION (check the box):

after 4:00 pm Eastern time on November 11, 2015 and by 4:00pm Eastern time on November 13, 2015:

☐	I hereby elect that Ascensus Trust Company, the AMP Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my GE Stock Fund Units. I will not participate in the exchange offer through the AMP and my AMP account will not be credited with any Synchrony Stock Fund Units in connection with the exchange offer.

Signature of RSP participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

WITHDRAWAL FORM

GE ASSET MAINTENANCE PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you elected to participate in the exchange offer through the GE Asset Maintenance Plan (“AMX”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following:

•	After the deadline for submitting any changes to your election has passed (4:00pm Eastern time on November 11, 2015), you may still completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

Withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

WITHDRAWAL OF ELECTION (check the box):

after 4:00 pm Eastern time on November 11, 2015 and by 4:00pm Eastern time on November 13, 2015:

☐	I hereby elect that Ascensus Trust Company, the AMX Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my GE Stock Fund Units. I will not participate in the exchange offer through the AMX and my AMX account will not be credited with any Synchrony Stock Fund Units in connection with the exchange offer.

Signature of RSP participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

WITHDRAWAL FORM

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you elected to participate in the exchange offer through the Roper Employee Voluntary Stock Ownership Plan (“REVSOP”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following:

•	After the deadline for submitting any changes to your election has passed (4:00pm Eastern time on November 11, 2015), you may still completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

Withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

WITHDRAWAL OF ELECTION (check the box):

after 4:00 pm Eastern time on November 11, 2015 and by 4:00pm Eastern time on November 13, 2015:

☐	I hereby elect that Ascensus Trust Company, the REVSOP Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my GE Stock Fund Units. I will not participate in the exchange offer through the REVSOP and my REVSOP account will not be credited with any Synchrony Stock Fund Units in connection with the exchange offer.

Signature of RSP participant

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

WITHDRAWAL FORM

ADVANCED SERVICES, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

OFFER TO EXCHANGE GE STOCK FUND UNITS FOR SYNCHRONY STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you elected to participate in the exchange offer through the Advanced Services, Inc. Employee Savings and Retirement Plan (“ASI Plan”), on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following:

•	After the deadline for submitting any changes to your election has passed (4:00pm Eastern time on November 11, 2015), you may still completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Eastern time on November 13, 2015.

Withdrawals may be submitted:

•	Online at https://www.corp-action.net/ge

•	By calling 1-800-214-9752, or

•	By completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare		Computershare
Attn: Corporate Actions		Attn: Corporate Actions
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 02021

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

WITHDRAWAL OF ELECTION (check the box):

after 4:00 pm Eastern time on November 11, 2015 and by 4:00pm Eastern time on November 13, 2015:

☐	I hereby elect that Ascensus Trust Company, the ASI Plan Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my GE Stock Fund Units. I will not participate in the exchange offer through the ASI Plan and my ASI Plan account will not be credited with any Synchrony Stock Fund Units in connection with the exchange offer.

Signature of RSP participant

[Name]

[Address]

[Address]

[City State Zip]

WITHDRAWAL FORM

GE PUERTO RICO SAVINGS PLAN FOR SALARIED EMPLOYEES

OFFER TO EXCHANGE GE STOCK FUND SHARES FOR SYNCHRONY STOCK FUND SHARES

(THIS FORM DOES NOT APPLY TO GE SHARES THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

If you elected to participate in the exchange offer through the GE Puerto Rico Savings Plan for Salaried Employees, on the terms and conditions described in the attached Notice and Prospectus, please be aware of the following:

•	After the deadline for submitting any changes to your election has passed (12:00pm Atlantic Standard time on November 10, 2015), you may still completely cancel your most recent exchange election by properly completing and submitting a withdrawal that is received by 4:00pm Atlantic Standard time on November 13, 2015.

Withdrawals may be submitted to your Human Resource Manager.

If you wish to take action, please do so as far in advance of any deadline as possible.

WITHDRAWAL OF ELECTION (check the box):

after 12:00 pm Atlantic Standard time on November 10, 2015 and by 4:00pm Atlantic Standard time on November 13, 2015

☐	I hereby elect that UBS Trust Company of Puerto Rico, the Plan Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my GE Stock Fund Shares. I will not participate in the exchange offer through the Plan and my Plan account will not be credited with any Synchrony Stock Fund Shares in connection with the exchange offer.

Name (print)

Date:
Signature

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Prospectus and GE has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (internationally).

Forward-Looking Statements

This document contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•	failure to consummate the exchange offer;

•	obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•	changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GECC’s funding, and GECC’s exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GECC’s ability to pay dividends to GE at the planned level, which may be affected by GECC’s cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders;

•	the price we realize on orders since commitments/wins are stated at list prices;

•	customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•	adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•	our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

•	our success in integrating acquired businesses and operating joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.